

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2016

Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
1540 Drew Avenue
Davis, CA 95618

> **Re: Marrone Bio Innovations, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 9, 2016**
> **File No. 333-215024**

Dear Dr. Marrone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Plan of Distribution, page S-9

1. Your disclosure on the cover page and the plan of distribution states that sales may be made to or through a market maker. Please tell us whether sales made to or through a market maker satisfy the "at the market offering" definition under Rule 415 of the Securities Act. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415, please describe them accordingly. Also, if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Charles Farman
        Morrison & Foerster LLP